UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: January 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On January 5, 2023, Maxeon Solar Technologies, Ltd. (the “Company”) and SunPower Corporation (“SunPower”) issued a joint press release announcing that effective as of December 31, 2022, the Company and SunPower had entered into i) a First Amendment to the Master Supply Agreement dated as of February 14, 2022 (the “First Amendment”) and ii) a new supply agreement (the “New Master Supply Agreement”). A copy of the press release is filed as Exhibit 99.1.

First Amendment

The First Amendment amends the Master Supply Agreement dated as of February 14, 2022 between the Company and SunPower, pursuant to which the Company had agreed to supply SunPower with interdigitated back contact modules (“IBC Modules”) for use in residential installations in the United States of America, excluding certain non-state territories and possessions, and Canada (the “Territory”). The First Amendment provides, in relevant part, for an increase in the minimum product volumes and an update to the pricing of IBC Modules for 2023 and an extension of exclusivity provisions that prohibit the Company from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the residential market in the Territory until December 31, 2023.

New Master Supply Agreement

Under the New Master Supply Agreement, in 2024 and 2025 the Company will supply Maxeon 6 IBC Modules to SunPower for use in residential installations in the Territory. The New Master Supply Agreement continues until December 31, 2025, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Under the New Master Supply Agreement, SunPower is required to purchase, and the Company is required to supply, certain volumes of Maxeon 6 IBC Modules during 2024 and 2025. The Company is subject to liquidated damages for late deliveries beyond a grace period, capped at 5% of the purchase price for the applicable Maxeon 6 IBC Modules.

The New Master Supply Agreement also includes exclusivity provisions that, subject to certain exceptions, prohibit the Company from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the residential market in the Territory, and SunPower from purchasing high efficiency modules from anyone other than the Company, until December 31, 2024 and, if extended by SunPower, through December 31, 2025. The New Master Supply Agreement also includes an option for the Company to elect to sell (and whereby SunPower would accordingly be required to purchase) additional volumes of Maxeon 6 IBC Modules during the applicable exclusivity period, subject to a certain cap.

The New Master Supply Agreement contains an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil. Under this provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices differ from agreed baseline values. Subject to an agreed allowance for certain commodity price fluctuations, higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, the Company or SunPower, as the case may be, may have a right to elect to terminate the New Master Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.

The Maxeon 6 IBC Modules will be covered with a 25-year product warranty and are subject to serial defects coverage. Except with respect to tariffs outside of the Territory (for which the Company is responsible), in the event there is a change in tariffs or law in the Territory, such changes are shared equally amongst the Company and SunPower up to an agreed threshold. SunPower may elect to pay the full costs of any change in tariffs or change in law in the Territory in excess of the agreed threshold. If SunPower elects not to pay such additional change in tariff or change in law costs, and the parties fail to agree to equitable adjustments to the New Master Supply Agreement, either party may terminate remaining contractual obligations without penalty or damages, subject to certain terms and conditions. The New Supply Agreement contains a mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 5, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press Release dated January 5, 2023